UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

PTGi Holding, Inc.

(Name of Issuer)

(Amendment No. 2)*

Common Stock

(Title of Class of Securities)

74443P104

(CUSIP Number)

Karen Singer

212 Vaccaro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

January 3, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A2

CUSIP No.	74443P104

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Karen Singer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON
IN

SCHEDULE 13D/A2

This constitutes Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D, filed on behalf of Karen Singer ( “Reporting Person”), dated November 16, 2010 (the “Statement”), relating to the shares of common stock (the “Common Stock”) of PTGi Holding, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

On January 3, 2014, the Reporting Person sold all of the shares of Common Stock beneficially owned by the Reporting Person. As a consequence, the Reporting Person no longer beneficially owns any shares of Common Stock. This Amendment No. 2 is the final amendment to the Statement and constitutes an exit filing.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) The Reporting Person no longer has any beneficial ownership of any shares of Common Stock.

(b) The Reporting Person has no sole or shared power over any shares of Common Stock.

(c) The Reporting Person has effected the following transactions in the past sixty (60) days:

Date of Transaction	Number of Shares Sold	Price Per Share
January 3, 2014	1,825,138	$4.00

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014

/s/ Karen Singer

Karen Singer